EXHIBIT 99.14

Media Release

Rio Tinto’s first Pilbara-made rail car built by Gemco in Karratha
08 December 2025

KARRATHA, Australia--(BUSINESS WIRE)-- Rio Tinto’s first Pilbara-made iron ore rail car has rolled off the production line in Karratha, as part of a A$150 million partnership with Australian rail industry supplier Gemco Rail to build 100 rail cars in Western Australia and to support local manufacturing.
The first Karratha-made rail car follows the completion of 40 Western Australian-made iron ore rail cars under the partnership at Gemco Rail’s Perth facility earlier this year, with the remaining cars to be built at a new purpose-built facility in Karratha.
Machinery to assemble the iron ore rail cars and complete bearing refurbishment work, has been relocated from Perth to the new Gemco Rail facility. The Karratha workshop will create up to 25 local jobs.
The Karratha-made rail cars will begin hauling iron ore from Rio Tinto’s 18 Pilbara iron ore mines to its Dampier and Cape Lambert port facilities this month. The new rail cars can each carry up to 118 tonnes of iron ore.
The partnership demonstrates Rio Tinto’s commitment to local manufacturing and supporting the communities where it operates. It was formed in 2023 by Rio Tinto, Gemco Rail and CRRC Qiqihar Rolling Stock Co. Ltd and was supported by the Western Australian Government.
Western Australian Premier Roger Cook said: “My government’s priority is diversifying Western Australia’s nation-leading economy by supporting initiatives that help our State become a place that makes more things here.
“Our government brought railcar manufacturing back to Perth, and we’re proud to see businesses like Rio Tinto and Gemco Rail get behind our State’s industry, build more things here and create WA jobs. I’d like to congratulate Rio Tinto and Gemco Rail on today’s milestone, which has brought Made in WA-railcars to the heart of our country’s economic engine room.”
The Gemco Rail deal reinforces Rio Tinto's commitment to partnering with local businesses to create jobs and strengthen regional communities. In 2024, Rio Tinto invested a record A$10.3 billion with Western Australian suppliers.
Rio Tinto Iron Ore Chief Executive Matthew Holcz said: “We’re thrilled to be working with our partners to bring iron ore rail car manufacturing to the Pilbara for the first time.
“Our WA operations haul more than 300 million tonnes of iron ore across almost 2,000km of rail tracks every year. Local manufacturing strengthens not only our business, it also empowers local communities, supports regional jobs and creates new economic opportunities in the Pilbara.”

Media Release

Engenco Limited, the parent company of Gemco Rail, Chief Executive Officer Dean Draper said: “We are pleased to deliver on our commitment with the expansion of our operations into the Pilbara region of Western Australia.
“Establishing a manufacturing presence in Karratha strengthens our ability to work closely with customers, enhances supply chain resilience, and supports regional industry while creating employment opportunities. The Gemco team remains focused on supporting our customers and building capability within our local workforce to deliver high-quality, sustainable rail solutions.”
CRRC Qiqihar Rolling Stock Co. Ltd Representative Vincent Zhu said: “We are delighted to witness the local ore car manufacturing event in Karratha.
“As a long-term and valued supplier of Rio Tinto, QRRS is honoured and proud to support Rio Tinto on the localisation project of ore cars to contribute to local society and communities. We will commit to promote the partnership with Rio Tinto and supply excellent products and services continuously.”
Additional information:
Rio Tinto uses about 13,500 iron ore rail cars across its Pilbara iron ore rail network. It typically replaces about 10 retired iron ore rail cars a year.

View source version on businesswire.com: https://www.businesswire.com/news/home/20251207460279/en/

Media Release

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